

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

<u>Via E-mail</u>
James Vandeberg
Chief Executive Officer
American Sierra Gold Corp.
1420 5th Avenue, Suite 2200
Seattle, Washington 98101

>   **Re: American Sierra Gold Corp.**
>   **Forms 10-K, 10-K/A1, 10-K/A2 and 10-K/A3 for the Fiscal Year**
>   **Ended July 31, 2010**
>   **Filed November 15, 2010, November 18, 2010, March 7, 2011 and July**
>   **28, 2011, respectively**
>   **Form 10-Q for the Period Ended October 31, 2010**
>   **Filed December 20, 2010**
>   **File No. 000-52927**

Dear Mr. Vandeberg:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Andrew Mew

                                    Andrew Mew
                                    Accounting Branch Chief